Exhibit 11(a)

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Offering Circular constituting a part of this Offering Statement on Form 1-A POS of our report dated April 13, 2020 with respect to the financial statements of LunaDNA, LLC as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from April 23, 2018 (inception) to December 31, 2018 and related notes to the financial statements (which report includes an emphasis of a matter paragraph relating to the existence of substantial doubt about LunaDNA, LLC’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Offering Circular which is part of this Offering Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
November 23, 2020